08028009

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viewpoint Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

322 8th Street, Suite 105
(No. and Street)

Del Mar	CA	92014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seth Leyton 858-480-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Isler Northwest LLC
(Name – *if individual, state last, first, middle name*)

1300 SW Fifth Avenue, Suite 2900	Portland	OR	97201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Seth Leyton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viewpoint Securities LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

F. A. Henkels
Notary Public

F. A. HENKELS
COMM. # 1578810
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMMISSION EXPIRES
MAY 14, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIEWPOINT SECURITIES LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2007

WITH

INDEPENDENT AUDITORS' REPORT

VIEWPOINT SECURITIES LLC

Year ended December 31, 2007

Table of Contents

	Page
Independent auditors' report	1
Financial statements:	
Balance sheet	2
Statement of income	3
Statement of changes in member's equity	4
Statement of cash flows	5
Notes to financial statements	6 - 9
Supplemental information:	
Schedule I - Computation of net capital pursuant to Rule 15c3-1 required by Rule 17a-5 of the Securities Exchange Act of 1934	10
Schedule II - Schedule for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission (exempt)	11
Schedule III - Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (exempt)	12
Independent auditor's report on internal control structure required by Securities and Exchange Commission Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.	13 - 14

ISLER
NORTHWEST LLC
Certified Public Accountants
and Business Advisors
Independent Member of Isler Association of Accounting Firms

Independent Auditors' Report

February 22, 2008

To the Member and Management Committee
Viewpoint Securities LLC
Del Mar, California

We have audited the accompanying balance sheet of Viewpoint Securities LLC (a Delaware limited liability company) as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viewpoint Securities LLC as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the member, management, and customers of the Company, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and is not intended to be and should not be used by anyone other than these specified parties.

Isler Northwest LLC
Isler Northwest LLC

1300 SW FIFTH AVENUE, SUITE 2900 • PORTLAND, OREGON 97201-5692 • (503) 224-5321 • FAX (503) 224-8605
portland@isler.com • www.islernw.com

VIEWPOINT SECURITIES LLC

Balance Sheet

December 31, 2007

ASSETS

Cash and cash equivalents	$ 86,540
Commissions receivable	51,699
Prepaid expenses	4,448
Securities owned - marketable, at market value	28,250
Good faith deposits	101,858
Equipment, net of accumulated depreciation	74,979
Total assets	$ 347,774

LIABILITIES AND MEMBER'S EQUITY

Checks issued in excess of deposits	$ 114,727
Accounts payable and accrued liabilities	34,483
Total liabilities	149,210
Member's equity	198,564
Total liabilities and member's equity	$ 347,774

See accompanying notes to financial statements.

VIEWPOINT SECURITIES LLC

Statement of Income

Year ended December 31, 2007

Revenues:	
Commission revenue	$ 2,310,297
Interest income	206,443
Service fees	38,849
Other income	1,956,452
Total revenues	4,512,041
Expenses:	
Clearance charges	471,825
Commissions	972,405
Salaries and benefits	325,249
Professional fees	174,353
Management fees	167,813
Travel and entertainment	165,876
Occupancy costs	76,692
Research costs	1,873,787
Interest	1,692
Communications	12,293
Other general and administrative expenses	214,788
Total expenses	4,456,773
Net income	$ 55,268

See accompanying notes to financial statements.

VIEWPOINT SECURITIES LLC

Statement of Changes in Member's Equity

Year ended December 31, 2007

Balance at December 31, 2006	$	143,296
Net income		55,268
Balance at December 31, 2007	$	198,564

See accompanying notes to financial statements.

VIEWPOINT SECURITIES LLC

Statement of Cash Flows

Year ended December 31, 2007

Cash flow from operating activities:		
Net income	$	55,268
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		31,438
Unrealized loss on equity securities		34,250
Changes in:		
Increase in commissions receivable		(22,139)
Increase in prepaid expenses		(1,497)
Decrease in payroll taxes refundable		7,377
Increase in checks issued in excess of deposits		114,727
Decrease in accounts payable and accrued liabilities		(111,149)
Decrease in good faith deposits		1,226
		109,501
Cash flow from investing activities:		
Purchase of equipment		(57,236)
Net change in cash		52,265
Cash at beginning of year		34,275
Cash at end of year	$	86,540
Supplemental disclosure of cash flow information:		
Interest paid	$	1,692
Income taxes paid	$	800

See accompanying notes to financial statements.

VIEWPOINT SECURITIES LLC

Notes to Financial Statements

December 31, 2007

Note 1 - Summary of significant accounting policies

Nature of business

Viewpoint Securities LLC (the Company) is a Delaware limited liability company formed on March 16, 2000, as Wahoo Institutional Trading LLC. During 2002, the Company changed its name to Viewpoint Securities LLC. The rights and obligations of the equity holder of the Company (the Member) are governed by the Amended and Restated Limited Liability Company Agreement (the Operating Agreement). The Company does not have a termination date. Generally, the liability of the member of the Company is limited to the member's total capital contributions. In accordance with its Operating Agreement, the Company has a right of first refusal to purchase a member's interest proposed to be sold to a third party.

Business operations are conducted from the Company's offices in Del Mar, California. The Company, as a registered broker-dealer with the Securities and Exchange Commission and as a member of the National Association of Securities Dealers, Inc., provides securities investment and brokerage services to its clients. For the year ended December 31, 2007, substantially all commissioned brokerage transactions were settled through Bear Stearns Securities Corporation pursuant to a fully disclosed Clearing Agreement.

Cash and cash equivalents

The Company places its cash with high credit quality financial institutions but retains a certain amount of exposure as cash is held primarily with one financial institution and deposits are only insured to the Federal Deposit Insurance Corporation limit of $100,000.

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents.

Commissions and commissions receivable

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Because management considers commissions receivable to be fully collectible at December 31, 2007, no allowance for doubtful accounts has been recorded. If amounts become uncollectible, they will be charged to operations when that determination is made.

VIEWPOINT SECURITIES LLC

Notes to Financial Statements (Continued)

December 31, 2007

Note 1 - Summary of significant accounting policies (continued)

Good faith deposits

The Company is required to keep a minimum cash balance of $100,000 in a collateral account through Bear Stearns Securities Corporation for brokerage transactions.

Equipment

Equipment is stated at cost. Maintenance, repairs, and minor replacements are expensed. Depreciation of equipment is computed using straight-line methods over their estimated useful lives, which range from three to seven years. Depreciation expense was $31,438 for the year ended December 31, 2007. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss recognized.

Guaranteed payments to the member

Guaranteed payments to the member that are intended as compensation for services rendered are accounted for as expenses of the limited liability company (LLC) rather than as allocations of the LLC's net income. Guaranteed payments to the member were $167,813 for the year ended December 31, 2007 and have been reported as management fees.

Income taxes

The Company does not incur income taxes; instead, its earnings are included in the member's personal income tax return and taxed depending on his personal tax situation. The financial statements, therefore, do not include a provision for income taxes.

Use of estimates

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VIEWPOINT SECURITIES LLC

Notes to Financial Statements (Continued)

December 31, 2007

Note 2 - Commissions receivable

Approximately 99% of commissions receivable at December 31, 2007 were due from Bear Stearns Securities Corporation.

Note 3 - Equipment

Equipment consists of the following at December 31, 2007:

Computer equipment	$ 18,444
Software	104,630
Office equipment	3,267
Total equipment	126,341
Less accumulated depreciation	(51,362)
Equipment, net of accumulated depreciation	$ 74,979

Note 4 - Commitments

The Company leases office space in Del Mar, California under an operating lease. The Del Mar lease expires November 30, 2010 and requires monthly payments of $3,198. The lease may be terminated by either party with at least 30 days written notice. Rental expense for the year ended December 31, 2007 was $74,193.

Note 5 - Net capital requirements

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. At December 31, 2007, the Company had regulatory net capital of $90,304, which was $80,357 in excess of its required minimum regulatory net capital of $9,947. As of December 31, 2007, the Company's ratio of aggregate indebtedness to regulatory net capital was 1.652:1.

VIEWPOINT SECURITIES LLC

Notes to Financial Statements (Continued)

December 31, 2007

Note 6 - Subsequent event

On January 14, 2008, the Company entered into a lease agreement to lease 1,403 square feet of office space, commencing February 1, 2008. Under the terms of the lease, the Company pays a monthly rental payment of $4,560. The lease will expire October 31, 2009.

SUPPLEMENTAL INFORMATION

VIEWPOINT SECURITIES LLC

Schedule I - Computation of net capital pursuant to Rule 15c3-1 required by Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2007

(See Independent Auditors' Report)

Regulatory net capital:	
Member's equity	$ 198,564
Nonallowable assets:	
Prepaid expenses	4,448
Securities not readily marketable	28,250
Other receivables	583
Equipment, net of accumulated depreciation	74,979
	108,260
Total regulatory net capital	90,304
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	9,947
Excess regulatory net capital	$ 80,357
Aggregate indebtedness	$ 149,210
Ratio of aggregate indebtedness to regulatory net capital	165.2%

Reconciliation with Company's Computation

Regulatory net capital, as reported in the Company's computation in Part IIA of Form X-17a-5, as of December 31, 2007	$ 90,304
Regulatory net capital, as reported above	90,304
Difference	$ -

VIEWPOINT SECURITIES LLC

Schedule II - Schedule for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission (exempt)

December 31, 2007

(See Independent Auditors' Report)

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions cleared through another broker-dealer on a fully disclosed basis.

VIEWPOINT SECURITIES LLC

Schedule III - Information relating to possession or control requirements under Rule 15c3-3
of the Securities and Exchange Commission (exempt)

December 31, 2007

(See Independent Auditors' Report)

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions cleared through another broker-dealer on a fully disclosed basis.

ISLER
NORTHWEST LLC
Certified Public Accountants
and Business Advisors
Independent Member of Isler Association of Accounting Firms

Independent auditors' report on internal control structure required by Securities and Exchange Commission Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3

February 22, 2008

To the Member and Management Committee
Viewpoint Securities LLC
Del Mar, California

In planning and performing our audit of the financial statements and supplemental schedules of Viewpoint Securities LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company for any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1300 SW FIFTH AVENUE, SUITE 2900 • PORTLAND, OREGON 97201-5692 • (503) 224-5321 • FAX (503) 224-8605
portland@isler.com • www.islernw.com

Independent auditors' report on internal control structure required by Securities and Exchange Commission Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3 (continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Isler Northwest LLC

Isler Northwest LLC

END